June 19, 2015

VIA EDGAR

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:    Tumi Holdings, Inc.
Form 10-K for the Year Ended December 31, 2014
Filed February 27, 2015
File No. 001-35495

Dear Ms. Jenkins:

Set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter, dated June 5, 2015 (the “Comment Letter”), relating to the Annual Report on Form 10-K (the “Form 10-K”) for the year ended December 31, 2014, filed by Tumi Holdings, Inc. (the “Company”) with the Commission on February 27, 2015. The headings and numbered paragraphs of this letter correspond to the headings and numbered paragraphs contained in the Comment Letter, and to facilitate the Staff’s review, we have reproduced the text of the Staff's comments below.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Year ended December 31, 2014 compared with the year ended December 31, 2013, page 36

1.    Comment:    We note that you do not separately discuss the year-over-year changes in your cost of sales, selling, marketing, retail operations and general and administrative expense line items within your results of operations disclosure. Please confirm that you will include a discussion of the changes in these expense line items in future filings in order for investors to understand your results of operations. Also provide us with your planned future disclosure based on a comparison of fiscal 2014 and 2013.

Response: The Company acknowledges the Staff’s comment that it does not separately discuss the year-over-year changes in its cost of sales, selling, marketing, retail operations and general and administrative expense line items within its results of operations disclosure. The

Company confirms that it will include a discussion of the changes in these expense line items in future filings. Set forth below is an example of the Company’s planned future disclosure for the year-over-year changes in cost of sales, selling, marketing, retail operations and general and administrative expense line items within our results of operations disclosure based on a comparison of fiscal 2014 and 2013, which would be inserted following the paragraphs discussing “Net Sales” and before the paragraphs discussing “Operating Income.”
"Cost of sales
Cost of sales increased by $22.6 million, or 11.4%, to $221.2 million for the year ended December 31, 2014 as compared to $198.6 million for the year ended December 31, 2013. In addition, gross margin increased by $37.1 million, or 13.8%, to $306.0 million for the year ended December 31, 2014 as compared to $268.8 million for the year ended December 31, 2013. The increase in cost of sales and gross margin dollars was driven by the 13% increase in net sales.
Gross margin as a percentage of net sales is dependent upon a variety of factors including changes in relative sales mix among distribution channels, changes in the mix of product sold, the timing and level of promotional activities, fluctuations in foreign currency exchange rates, and fluctuations in material costs. These factors, among others, may cause gross margin as a percentage of net sales to fluctuate from year to year. Gross margin as a percentage of net sales was 58.0% for the year ended December 31, 2014 and 57.5% for the year ended December 31, 2013. The increase was primarily attributable to a shift in channel mix from wholesale to retail. We continue to expand our retail footprint as part of our long-term growth strategy and we opened 25 new retail stores in 2014. We typically realize higher gross margins in our retail business as compared to our wholesale business, and as retail becomes a relatively greater percentage of our sales we would expect that shift in our sales mix to have a positive impact on gross margin.
Selling expense
Selling expense increased by $7.6 million, or 26.2%, to $36.5 million for the year ended December 31, 2014 as compared to $28.9 million for the year ended December 31, 2013. Of the increase in selling expense, $2.6 million was attributed to the cost of our human resource base, particularly driven by the Company’s investment in product management and selling personnel in the Asia-Pacific region and $0.6 million was attributable to additional rent expense related to expansion of our New York and Hong Kong offices. In addition, $2.6 million of the increase in selling expense was driven by depreciation related to the Company’s increase in brand presentation investments across our distribution network.
Marketing expense
Marketing expense decreased by $0.8 million, or 4.9%, to $16.5 million for the year ended December 31, 2014 as compared to $17.4 million for the year ended December 31, 2013. The decrease in marketing expense was primarily driven by a reduction in spending against certain marketing initiatives.
Retail Operations expense
Retail operations expense increased by $17.0 million, or 17.3%, to $115.8 million for the year ended December 31, 2014 as compared to $98.7 million for the year ended December 31, 2013. The increase in retail operations expense was driven primarily by the opening of 25 new stores in 2014 and the incremental investment of approximately $2.2 million in human resources and third party services required to support the transition of our web stores to a more insourced model.
General and administrative expense
General and administrative expense increased by $6.3 million, or 16.8%, to $43.8 million for the year ended December 31, 2014 as compared to $37.5 million for the year ended December 31, 2013. The increase in general and administrative expense was primarily driven by an increase in after sales service costs of approximately $1.0 million, an increase in our warehousing costs of approximately $0.6 million, investment of approximately $1.5 million in our legal and finance resources as well as related outside service fees to help accommodate our growth, and investment in product design and creative talent of approximately $0.9 million."

2.    Comment:     In future filings please expand both your results of operations and liquidity and capital resources discussion to quantify the significant individual drivers of the year-over-year changes. Also disclose your estimated capital expenditures for the next annual fiscal period under the liquidity and capital resources heading. In this regard, we note in your fourth quarter 2014 earnings conference call transcript that you expect capital expenditures for FY15 to be in the range of $35 million to $40 million.

Response: In future filings, the Company will expand its results of operations and liquidity and capital resources discussion to quantify the significant individual drivers of the year-over-year changes. In addition, the Company will disclose its estimated capital expenditures for the next annual fiscal period under the liquidity and capital resources heading.

Financial Statement Components

Operating expenses, page 46

3.    Comment:    We note that you include shipping and distribution costs in the general and administrative expenses line item on the consolidated statements of operations. Please tell us whether you have incurred any significant shipping costs or handling costs that are not included in cost of sales and, if so, tell us how you considered the disclosure requirements in ASC 605-45-50-2. Please refer to paragraph 3 of EITF 00-10 for the definition of “shipping” and “handling” for purposes of this disclosure requirement.
Response:    The Company acknowledges that in its Annual Report on Form 10-K it states that within general and administrative expenses it includes certain “shipping and distribution costs.” However, these "shipping and distribution costs" do not represent "shipping" or "handling" costs within the meaning outlined in ASC 605-45-20, but, rather, represent warehousing costs. In future filings the Company will revise its definition of general and administrative expenses to remove mention of shipping costs and, rather, more precisely refer to the included costs as "warehousing costs."

Notes to Consolidated Financial Statements
1. Summary of Significant Accounting Policies

Organization and Business, page F-11

4.    Comment:    We note on page F-29 that the Company sells its products in partner stores, operated by local distributors or retailers that carry only Tumi products and are governed by strict operating guidelines that the Company dictates. You also disclose that the Company operates concessions in department stores throughout Europe and the Middle East. In addition, on page 7 you disclose that the Company sells to Tumi-branded boutiques and shop-in-shops in the wholesale setting. Please separately describe to us the nature of and your accounting for each of these arrangements, including whether any of these are consolidated under either the variable or voting interest model in ASC 810. Also confirm that you will revise your disclosure in future filings to clearly explain the nature of these operations and provide us with your planned future disclosure.

Response:     For each of the arrangements described below, the Company applies the revenue recognition criteria as outlined in ASC 605, “Revenue Recognition.” As further stated below, none of the arrangements is consolidated under either the variable or voting interest model in ASC 810.
Description of arrangements:
Partner stores. Partner stores are owned and operated by local distributors or retailers who are parties wholly independent from Tumi and purchase Tumi products from the Company through a wholesale arrangement. These locations carry only Tumi products and are required to have the same appearance as company-owned stores but are staffed with employees of the distributors or retailers operating the stores. Tumi dictates strict operating guidelines with respect to brand presentation; however, the respective local distributors or retailers own and control the store operations. Product is sold to distributors or retailers at wholesale prices comparable to those granted to other distributors and retailers and sales are recorded net of estimated returns when inventory is in possession of the distributors or retailers or their appointed carriers. Partner store arrangements do not include any profit sharing provisions or royalty rights.
Concession and consignment arrangements. The Company sells its products through a limited number of concession and consignment arrangements, primarily in department stores. The salespeople involved in the sales transaction are typically Tumi employees. Concession and consignment sales are recorded net of estimated returns at the time of sale to consumers.
Shop-in-shops and Tumi-defined corners. The Company’s products are also sold in a number of shop-in-shops and Tumi-defined corners. These locations can vary in size but are generally dedicated spaces within an existing department or specialty store and display only Tumi-branded products. The employees for these locations are not Tumi employees, but rather those of the department or specialty store. Sales from these arrangements are recorded net of estimated returns when inventory is in possession of the department or specialty store or their appointed carriers.

ASC 810:

The Company has reviewed each of its Partner Stores, Concession and Consignment locations, and Shop-In-Shops and Tumi-Defined Corners in accordance with the FASB’s guidance for “Consolidation” as outlined in Section ASC Topic 810-10. In accordance with this guidance, the Company has evaluated each of these selling arrangements against the two primary models for determining whether consolidation is appropriate:

a. The voting interest model
b. The variable interest (VIE) model

The Company’s analysis of the two primary models for consolidation concluded that it should not consolidate any of its Partner Stores, Concession and Consignment locations, or Shop-In-Shops and Tumi-Defined Corners, in accordance with the provisions of ASC Topic 810-10, given that it does not have a variable interest in any of these arrangements.
In addition, the Company confirms that it will revise its disclosure in future filings to clearly explain the nature of these operations. Set forth below is an example of the Company’s proposed expanded disclosure, under the “Partner Stores” paragraph on page 7 and the “Revenue Recognition” discussion within Note 1 - Summary of Significant Accounting Policies on page F-12. Revisions to existing disclosure is shown as underlined to assist the Staff's review.

Example of Expanded Disclosure on Page 7:

“Partner stores. As of December 31, 2014, we had approximately 150 partner stores, which are owned and operated by local distributors or retailers, and purchase Tumi products from the Company through a wholesale arrangement. These locations carry only Tumi products, have the same appearance as company-owned full-price stores and are governed by strict operating guidelines that we dictate with regard to brand presentation. The employees at partner store locations are not our employees but rather those of the distributors or retailers. These stores provide us with a capital efficient format for reaching the global consumer, while maintaining our ability to control the quality of the consumer experience. We partner with numerous distributors and have arrangements to operate partner stores in North America, Australia, Brazil, China, Ecuador, Finland, Greece, Hong Kong and Macau, India, Indonesia, South Korea, various countries in the Middle East, the Philippines, Russia, Singapore and Malaysia, South Africa, Taiwan, Thailand, Turkey, the Ukraine, Ireland and Vietnam. Our distributor in the United Kingdom has rights to distribute our products to wholesale customers in the United Kingdom, with the exception of airport stores in that territory. We monitor our relationships with our partner store operators very closely, requiring stringent adherence to Tumi standards of branding and marketing. In Japan, we operate our business through a joint venture, Tumi Japan, which is responsible for developing the Japanese market through a jointly-developed business plan and is actively growing the brand in retail and department stores.”

Example of Expanded Disclosure on Page F-12:
“Revenue Recognition
Revenue is generated from the sale of the Company’s products and is classified as “Net Sales” in the Company’s Consolidated Statements of Operations. The Company recognizes revenue in its Direct-to-Consumer segment, including e-commerce, when inventory is received by the customer and the related title passes. In the Company’s Indirect-to-Consumer segment (which includes wholesale arrangements), revenue related to partner stores, shop-in-shops and Tumi-defined corners, each of which is owned and operated by an independent third-party wholesaler, is recognized when inventory is in possession of the wholesale customers or their appointed carriers, at which point the related title passes. Revenue related to concession and consignment locations is recognized when inventory is received by the end customer and the related title passes. Provisions for discounts, rebates to customers and returns are recorded as a reduction of revenue in the same period as the related sales. Revenue associated with gift cards is recognized upon redemption. Revenue from gift cards and the amount of revenue recognized for gift cards not redeemed (“breakage”) is immaterial to these consolidated financial statements. Amounts billed to customers for delivery costs are classified as a component of net sales and the related delivery costs are classified as a component of cost of sales. Sales and value added tax collected from customers and remitted to governmental authorities are accounted for on a net basis and are excluded from net sales in the Consolidated Statements of Operations.”

5.    Comment:    We note the statement in your fourth quarter 2014 earnings conference call transcript that all of your Asia-Pacific business is local distributors, with the exception of Japan, which is a JV and you are in control of that JV. We further note your footnote disclosure that states the Company owned 50% of Tumi Japan as of December 31, 2014 and that this investment is accounted for under the equity method. Please clarify for us your statement that you are in control of the JV in Japan, and tell us how this factor was considered in your conclusion to account for your investment in Tumi Japan under the equity method.

Response: Notwithstanding the statement made during the question and answer portion of the earnings call, which was not a prepared remark, but rather, included in an extemporaneous exchange regarding the Company’s investments in Asia, the Company does not “control” the joint venture in Japan. While the Company’s equity interest in the joint venture does distinguish that entity from the Company’s other distributors in Asia, in which the Company does not have any equity interest, the Company does not own a majority equity or voting interest in the joint venture, or exercise operating control over the joint venture.
The Company accounts for its interest in the Japan joint venture in accordance with the FASB’s guidance for “Consolidation” as outlined in Section ASC Topic 810-10. In accordance with this guidance, the Company has evaluated its ownership position in the Japan joint venture against the two primary models for determining whether consolidation is appropriate:

a. The voting interest model
b. The variable interest (VIE) model

The Company’s analysis of the two primary models for consolidation concluded that the Japan joint venture is not a VIE and therefore the Company has determined that that voting interest model is appropriate for assessing consolidation considerations with respect to the Japan joint venture. Using the voting interest model the Company has concluded that it should not consolidate the Japan joint venture. As such, the Company accounts for its interest in the Japan joint venture using the equity method of accounting in accordance with the FASB’s guidance for “Investments - Equity Method and Joint Ventures” as outlined in ASC Topic 323.

*****
The Company hereby acknowledges that:

•the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please contact the undersigned at (908) 222-7861.

Sincerely,

Tumi Holdings, Inc.

By:	/s/ Michael J. Mardy
Michael J. Mardy
Chief Financial Officer and Executive Vice President

cc:        Brian McAllister, Securities and Exchange Commission
Craig Arakawa, Securities and Exchange Commission
Jerome S. Griffith, Tumi Holdings, Inc.
Peter L. Gray, Tumi Holdings, Inc.
David J. Riley, Tumi Holdings, Inc.